SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.     )*

URON Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

917276-10-7
(CUSIP Number)

Christopher Larson
9449 Science Center Drive
New Hope, MN 55428
Phone: (612) 940-3114

With a copy to:
Paul D. Chestovich, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, MN 55402
Phone: (612) 672-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications)

November 29, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 917276 10 1	13D	PAGE 2 OF 5 PAGES

1	NAMES OF REPORTING PERSONS

Christopher Larson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)

(a)	☐

(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER
NUMBER OF
		1,071,875
SHARES	8	SHARED VOTING POWER

BENEFICIALLY		0
	9	SOLE DISPOSITIVE POWER
OWNED BY EACH
		1,071,875
REPORTING	10	SHARED DISPOSITIVE POWER

PERSON		0

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,071,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1. Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

Common Stock, No Par Value of URON, Inc.

The issuer's name and address is:

URON Inc.
9449 Science Center Drive
New Hope, Minnesota 55428

Item 2. Identity and Background

(a)	Name: The reporting person is Christopher Larson. Mr. Larson is President and Chief Executive Officer of the Issuer.

(b)	Business address: Mr. Larson’s address is 9449 Science Center Drive, New Hope, Minnesota 55428

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Larson is President and Chief Executive Officer of the Issuer.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

Mr. Larson has never been convicted in a criminal proceeding.

(e)
Whether or not, during the last five years, such person was a party to a ivil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

Nothing to report.

(f)	Citizenship:

Mr.Larson is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting person used personal funds in obtaining the subject shares.

Item 4. Purpose of Transaction

1,071,875 shares are purchasable by the Reporting Person pursuant to a Purchase Agreement (see Item 7 herein).

Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of the class of securities beneficially owned:

Mr. Larson has the right to purchase 1,071,875 shares of URON Inc. (12.5% based upon 8,582,130 shares outstanding after such issuance).

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Mr. Larson will have sole voting and dispositive power over 1,071,875 shares.

(c) Transactions in the securities effected during the past sixty days:

Mr. Larson has the right to purchase 1,071,875 shares (as of November 29, 2007) directly from the Issuer in a private transaction at a price of $0.466 per share.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, except as stated above.

(e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 29, 2007, the Issuer and Mr. Larson entered in a Purchase Agreement relating to the offer and sale of the 1,071,875 shares which are deemed to be beneficially owned by Mr. Larson.

Item 7. Material to Be Filed as Exhibits.

Exhibit 10.1 Purchase Agreement dated November 29, 2007 by and between URON, Inc. and Christopher Larson.

SCHEDULE 13D

SIGNATURE

The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2007

/s/ Christopher Larson
Christopher Larson